Exhibit 12.1

TESCO CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	2011	2012	2013	2014	2015	2016 Q1
	(Dollars in thousands)

EARNINGS:
Income (Loss) Before Income Taxes	$40,200	$75,362	$50,286	$38,444	$(118,410)	$(56,316)
Add Fixed Charges	$1,213	$1,599	$1,620	$1,503	$1,427	$495
	$41,413	$76,961	$51,906	$39,947	$(116,983)	$(55,821)

FIXED CHARGES:
Interest Portion of Rent Expense	$735	$794	$694	$736	$662	$138
Amortized Capitalized Expenses Related to Indebtedness	$182	$246	$305	$305	$305	$248
Interest Expense on Indebtedness	$295	$559	$621	$462	$460	$109
Total Fixed Charges	$1,213	$1,599	$1,620	$1,503	$1,427	$495

RATIO OF EARNINGS TO FIXED CHARGES	34.14	48.13	32.04	26.58	(a)	(a)

(a) For the year ended December 31, 2015 and quarter ended March 31, 2016, Tesco Corporation recorded losses. As a result, Tesco Corporation's ratio coverage was less than 1:1. The coverage deficiency totaled $118.4 million and $56.3 million, respectively.